Tim A. Cheatham EVP, General Counsel & Corporate Secretary
3939 West John Carpenter Freeway Irving, TX 75063	T: 479.381.0260 Email: tim@michaels.com

February 5, 2021

Donald Field

Division of Corporation Finance

US Securities Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Mr. Field:

Please find the Company’s response to your Comment Letter dated January 26, 2020. We have organized our response so that it appears in the format used in the Comment Letter. For your convenience, we have repeated the Staff’s comment exactly as given in the Comment Letter and set forth our response below such comment .

Form 10-K for the Fiscal Year Ended February 1, 2020

Staff Comment 1.

We note that your forum selection provision in your Second Amended and Restated Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please tell us whether and to what extent this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, in future filings, please clearly describe the provision in your disclosure including any risks to investors related to the provision. Please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise its disclosure in future filings to clearly and prominently describe the choice of forum provision in its disclosure, including any risks or other impacts on investors related to the provision. The Company further respectfully advises the Staff that the provision does not apply to any actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. In addition, in response to the Staff’s comment, the Company will revise its disclosure in future filings to clarify that the forum selection provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act or, in each case, the rules and regulations thereunder, or any other claim for which the U.S. federal courts have exclusive jurisdiction. We will also flag the uncertainty as to whether courts will enforce this provision.

Staff Comment 2

We note your disclosure on page 16 of your definitive proxy statement filed April 30, 2020 that you use the non-GAAP financial objective "EBIT" to determine bonuses under the 2019 Bonus Plan, and that EBIT includes earnings before interest and taxes, with certain adjustments. You also disclose that, for fiscal 2019, the Company achieved financial performance of $579.9 million, which was below the threshold level. In future filings, please provide disclosure regarding how any non-GAAP numbers are calculated from your audited financial statements. In this regard, we were unable to determine the certain adjustments from your audited financial statements resulting in EBIT of $579.9 million for fiscal 2019. See Instruction 5 to Item 402(b) of Regulation S-K.

Response:

We used the non-GAAP financial objective of earnings before interest and taxes (“EBIT”) with certain adjustments to determine bonuses under the 2019 Bonus Plan. The adjustments were primarily related to $48.3 million of restructure and impairment charges, $10.5 million of consulting costs related to strategic initiatives, $5.6 million of CEO severance costs, $5.0 million related to the write-off of an investment in a liquidated business, and $3.2 million of interest income.

In future filings, we will include disclosures of material adjustments made to EBIT that are not readily determined from our financial statements.

Staff Comment 3

We note your disclosure on page 6 of your definitive proxy filed April 30, 2020 that "Our Corporate Governance Guidelines provide that the Board shall be committed to a diversified membership, in terms of both the individuals involved as well as their personal backgrounds, various experiences and areas of expertise." Please tell us whether you consider these guidelines related to diversity as a "diversity policy" with regard to the consideration of diversity in identifying director nominees. If so, in future filings, please describe how this policy is implemented, as well as how the board assesses the effectiveness of this policy. See Item 407(c)(2)(vi) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considers these guidelines to operate as a diversity policy for Board membership. In future filings the company will revise its disclosure to more fully describe its policy, its assessment, and its effectiveness in light of these comments.

Please feel free to call the undersigned at (479) 381-0260 or Brian Lane of Gibson, Dunn & Crutcher LLP at (202) 887-3646 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Tim A. Cheatham
Tim A. Cheatham
EVP & General Counsel

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